UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No.      )

THOMSON REUTERS CORPORATION
THOMSON REUTERS PLC
(Name of Issuer)
COMMON SHARES OF THOMSON REUTERS CORPORATION
ORDINARY SHARES OF THOMSON REUTERS PLC
AMERICAN DEPOSITARY SHARES OF THOMSON REUTERS PLC
(Title of Class of Securities)
884903 10 5
G8847Z 105
885141 101
(CUSIP Number)
December 12, 2008
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     ☑   Rule 13d-1(b)

     ☐   Rule 13d-1(c)

     ☐   Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	884903 10 5 G8847Z 105 885141 101	Page	2	of	9

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) THE BANK OF NOVA SCOTIA

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☐
(b) ☐ — Joint Filing

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

CANADA

	5	SOLE VOTING POWER

NUMBER OF		651,812 common shares of Thomson Reuters Corporation 50,000 ordinary shares of Thomson Reuters PLC (including ordinary shares underlying American Depositary Shares)

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON WITH:		651,812 common shares of Thomson Reuters Corporation 50,000 ordinary shares of Thomson Reuters PLC (including ordinary shares underlying American Depositary Shares)

	8	SHARED DISPOSITIVE POWER

0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

651,812 common shares of Thomson Reuters Corporation 50,000 ordinary shares of Thomson Reuters PLC (including ordinary shares underlying American Depositary Shares)

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

☐ The number of shares in row (9) excludes the 440,534,711 common shares of Thomson Reuters Corporation and 14,618,021 ordinary shares of Thomson Reuters PLC (including ordinary shares underlying American Depositary Shares) owned by The Woodbridge Company Limited referred to in the Explanatory Note, with respect to which The Bank of Nova Scotia is disclaiming beneficial ownership as well as additional common shares of Thomson Reuters Corporation and ordinary shares of Thomson Reuters PLC (including ordinary shares underlying American Depositary Shares) held by The Bank of Nova Scotia Trust Company.

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

0.001% common shares of Thomson Reuters Corporation 0.0003% ordinary shares of Thomson Reuters PLC (including ordinary shares underlying American Depositary Shares)

12	TYPE OF REPORTING PERSON*

FI

CUSIP No.	884903 10 5 G8847Z 105 885141 101	Page	3	of	9

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) THE BANK OF NOVA SCOTIA TRUST COMPANY

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☐
(b) ☐ — Joint Filing

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

CANADA

	5	SOLE VOTING POWER

NUMBER OF		388,530 common shares of Thomson Reuters Corporation 3,150 ordinary shares of Thomson Reuters PLC (including ordinary shares underlying American Depositary Shares)

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		388,530 common shares of Thomson Reuters Corporation 3,150 ordinary shares of Thomson Reuters PLC (including ordinary shares underlying American Depositary Shares)

WITH:	8	SHARED DISPOSITIVE POWER

0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

388,530 common shares of Thomson Reuters Corporation 3,150 ordinary shares of Thomson Reuters PLC (including ordinary shares underlying American Depositary Shares)

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

☐ The number of shares in row (9) excludes the 440,534,711 common shares of Thomson Reuters Corporation and 14,618,021 ordinary shares of Thomson Reuters PLC (including ordinary shares underlying American Depositary Shares) owned by The Woodbridge Company Limited referred to in the Explanatory Note, with respect t o which The Bank of Nova Scotia Trust Company is disclaiming beneficial ownership as well as additional common shares of Thomson Reuters Corporation and ordinary shares of Thomson Reuters PLC (including ordinary shares underlying American Depositary Shares) held by The Bank of Nova Scotia.

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

0.0006% common shares of Thomson Reuters Corporation 0.00002% ordinary shares of Thomson Reuters PLC (including ordinary shares underlying American Depositary Shares)

12	TYPE OF REPORTING PERSON*

FI
Note: The ownership percentages set forth herein are based on the 643,997,655 Common Shares and the 180,280,319 Ordinary Shares outstanding as of November 11, 2008, as indicated in Thomson Reuters Corporation’s management’s discussion and analysis for the three-month and nine-month periods ended September 30, 2008 filed by Thomson Reuters Corporation on Form 6-K on November 14, 2008.

Explanatory Note
This Schedule 13G is a new Schedule 13G filed by The Bank of Nova Scotia Trust Company (the “Trust Company”) and The Bank of Nova Scotia (the “Bank”) in respect of Thomson Reuters Corporation and Thomson Reuters PLC, and replaces the Schedule 13D previously filed by the Trust Company and the Bank in respect of those issuers. As a result of the recent amendment to Rule 13d-1(b), the Trust Company and the Bank recently became eligible to make this filing on Schedule 13G.
The common shares (the “Common Shares”) of Thomson Reuters Corporation and the ordinary shares (the “Ordinary Shares”) of Thomson Reuters PLC (including Ordinary Shares underlying American Depositary Shares) that are the subject matter of this Schedule 13G include the 440,534,711 Common Shares and 14,618,021 Ordinary Shares (including Ordinary Shares underlying American Depositary Shares) that are the subject matter of a Schedule 13D dated December 16, 2008 by The Woodbridge Company Limited (“Woodbridge”), which beneficially owns those 440,534,711 Common Shares and 14,618,021 Ordinary Shares (including Ordinary Shares underlying American Depositary Shares).
Thomson Reuters, a unified group operating under a dual listed company (“DLC”) structure, has two parent companies, both of which are publicly listed — Thomson Reuters Corporation, an Ontario corporation, and Thomson Reuters PLC, an English company. Thomson Reuters Corporation and Thomson Reuters PLC operate as a unified group pursuant to contractual arrangements and provisions in their organizational documents. Under the DLC structure, shareholders of Thomson Reuters Corporation and Thomson Reuters PLC both have a stake in Thomson Reuters, with cash dividend, capital distribution and voting rights that are comparable to the rights they would have if they were holding shares in one company carrying on the Thomson Reuters business.

Under the DLC structure, holders of Common Shares and Ordinary Shares ordinarily vote together as a single decision-making body, including in the election of directors, and in that sense have voting interests in Thomson Reuters. Based on the issued share capital of Thomson Reuters Corporation and Thomson Reuters PLC as of November 11, 2008, Woodbridge has a voting interest in Thomson Reuters of approximately 55% and thus is the principal and controlling shareholder of Thomson Reuters.
Woodbridge, a private company, is the primary investment vehicle for members of the family of the late Roy H. Thomson, the first Lord Thomson of Fleet. Prior to his death in 2006, Kenneth R. Thomson controlled Thomson Reuters Corporation (then known as The Thomson Corporation) through Woodbridge. He did so by holding shares of a holding company of Woodbridge, Thomson Investments Limited. Under his estate arrangements, the 2003 TIL Settlement, a trust of which the Trust Company is trustee and members of the family of the late first Lord Thomson of Fleet are beneficiaries, holds those holding company shares. Kenneth R. Thomson established these arrangements to provide for long-term stability of the business of Woodbridge. The equity of Woodbridge continues to be owned by members of successive generations of the family of the first Lord Thomson of Fleet. Under the Kenneth R. Thomson estate arrangements, the directors and officers of Woodbridge are responsible for its business and operations. In certain limited circumstances, including very substantial dispositions of Common Shares by Woodbridge, the estate arrangements provide for approval of the Trust Company, as trustee, to be obtained.
The filing of this Schedule 13G by the Trust Company and the Bank should not be construed as an admission that either the Trust Company or the Bank is, for purposes of section 13(d) or 13(g) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), the beneficial owner of the 440,534,711 Common Shares and 14,618,021 Ordinary Shares Ordinary Shares (including Ordinary Shares underlying American Depositary Shares) included in this Schedule 13G.
The Trust Company became Trustee in the ordinary course of its corporate trust business and not with any purpose or effect of changing or influencing control of Thomson Reuters.
ITEM 1(a).   NAME OF ISSUER:
This Schedule 13G relates to the Common Shares and Ordinary Shares (including Ordinary Shares underlying American Depositary Shares).
ITEM 1(b).   ADDRESS OF ISSUER’S PRINCIPAL EXECUTIVE OFFICES:
The principal executive office of Thomson Reuters is located at 3 Times Square in New York, New York.
ITEM 2(a).   NAME OF PERSON FILING:
This Schedule 13G is being filed by the Bank and the Bank’s subsidiary, the Trust Company. The Bank and the Trust Company are filing this Schedule 13G because the Trust Company is trustee of a trust which forms part of the estate arrangements of Kenneth R. Thomson.
For further explanation of the background of the arrangements relating to Woodbridge’s ownership of the Common Shares and Ordinary Shares (including Ordinary Shares underlying American Depositary Shares), see the “Explanatory Note” above.

ITEM 2(b).   ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:
The principal address of the Bank and the Trust Company is 44 King Street West, Toronto, Ontario, Canada M5H 1H1
ITEM 2(c).   CITIZENSHIP:
The Bank is a chartered bank organized under the laws of Canada.
The Trust Company is a trust company organized under the laws of Canada.
ITEM 2(d).   TITLE OF CLASS OF SECURITIES:
Common Shares of Thomson Reuters Corporation
Ordinary Shares of Thomson Reuters PLC
American Depository Shares of Thomson Reuters PLC
ITEM 2(e).   CUSIP NUMBERS:
884903 10 5
G8847Z 105
885141 101
ITEM 3.   IF THIS STATEMENT IS FILED PURSUANT TO RULE 13D-1(B), OR 13D-2(B) OR (C), CHECK WHETHER THE PERSON FILING IS A:
(a)   ☐   Broker or dealer registered under Section 15 of the Exchange Act.
(b)   ☐   Bank as defined in section 3(a)(6) of the Exchange Act.
(c)   ☐   Insurance company as defined in Section 3(a)(19) of the Exchange Act.
(d)   ☐   Investment company registered under Section 8 of the Investment Company Act.
(e)   ☐   An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);
(f)    ☐   An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);
(g)   ☐   A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);
(h)   ☐   A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;
(i)    ☐   A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act;
(j)    ☑   A non-U.S. institution in accordance with Rule 13d-1(b)(1)(ii)(J);
(k)   ☐   Group, in accordance with Rule 13d-1(b)(1)(ii)(K);
If filing as a non-U.S. institution in accordance with Rule 13d-1(b)(1)(ii)(J), please specify the type of institution: Bank and Trust Company
ITEM 4.   OWNERSHIP.
(a)  Amount beneficially owned: See Item 9 of the attached cover page(s).
(b)  Percent of class: See Item 11 of the attached cover page(s), which is based on Item 9 of the cover page(s).

(c)  Number of shares as to which the person has;
(i)  Sole power to vote or direct the vote: See Item 5 on the attached cover page(s).
(ii)  Shared power to vote or to direct the vote: See Item 6 on the attached cover page(s).
(iii)  Sole Power to dispose or to direct the disposition of: See Item 7 on the attached cover page(s).
(iv)  Shared power to dispose or to direct the disposition of: See Item 8 on the attached cover page(s).
ITEM 5.   OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.
If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following   ☐
ITEM 6.   OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.
Not applicable.
ITEM 7.   IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.
Not applicable
ITEM 8.   IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.
Not applicable
ITEM 9.   NOTICE OF DISSOLUTION OF GROUP.
Not applicable.
ITEM 10.   CERTIFICATIONS.
By signing below I certify that, to the best of my knowledge and belief (i) the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, and (ii) the foreign regulatory scheme applicable to the Bank and Trust Company is substantially comparable to the regulatory scheme applicable to the functionally equivalent U.S. institutions. I also undertake to furnish to the Commission staff, upon request, information that would otherwise be disclosed in a Schedule 13D.

SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated:  December 17, 2008

THE BANK OF NOVA SCOTIA
By:	/s/ Deborah Alexander
	Name:	Deborah Alexander
	Title:	Executive Vice President, General Counsel and Secretary

THE BANK OF NOVA SCOTIA TRUST COMPANY
By:	/s/ M. Anthony Lalonde
	Name:	M. Anthony Lalonde
	Title:	Chief Compliance Officer

JOINT FILING AGREEMENT
December 17, 2008
The Bank of Nova Scotia and The Bank of Nova Scotia Trust Company hereby agree that, unless differentiated, this Schedule 13G is filed on behalf of each of the parties

The Bank of Nova Scotia
By:	/s/ Deborah Alexander
	Name:	Deborah Alexander
	Office:	Executive Vice-President, General Counsel and Secretary

The Bank of Nova Scotia Trust Company
By:	/s/ M. Anthony Lalonde
	Name:	M. Anthony Lalonde
	Office:	Chief Compliance Officer

By:	/s/ Gerald Owen
	Name:	Gerald Owen
	Office:	Managing Director and Head of Estates and Trusts, Scotiatrust